OCEAN THERMAL ENERGY CORPORATION
800 South Queen Street
Lancaster, Pennsylvania 17603-5818
Phone: (717) 299-1344

March 8, 2016

VIA EDGAR

Ms. Mara L. Ransom, Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 3561
100 F Street, NE
Washington, D.C. 20549

Re:          Ocean Thermal Energy Corporation
Registration Statement on Form 10-12G Filed January 19, 2016
File No. 000-55573

Dear Ms. Ransom:

Ocean Thermal Energy Corporation hereby applies for the consent of the U.S. Securities and Exchange Commission to withdraw the Registration Statement on Form 10 pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended, that was filed January 19, 2016. We acknowledge the helpful comments received from the staff of the Commission respecting this filing and propose to refile this registration statement, including our updated audited financial statements as of December 31, 2015, and for the year then ended. At that time, we will also respond to the staff’s comments.

Sincerely, OCEAN THERMAL ENERGY CORPORATION /s/ Jeremy P. Feakins Jeremy P. Feakins Chief Executive Officer